UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan.

UPS 401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2018 and 2017,
Supplemental Schedule as of and for the
Year Ended December 31, 2018, and
Report of Independent Registered Public Accounting Firm

UPS 401(k) Savings Plan

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
UPS 401(k) Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules included in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 25, 2019
We have served as the Plan’s auditor since at least 1992; however, an earlier year could not be reliably determined.

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017
(In thousands)

	2018	2017
ASSETS:
Participant-directed investments — at fair value (Note 3)	$8,093,630	$8,840,265
Receivables:
Notes receivable from participants	44,081	41,905
Participant contributions	18,481	18,137
Employer contributions	74,875	47,369
Investment income	789	171
Total receivables	138,226	107,582

Total assets	8,231,856	8,947,847
LIABILITIES:
Accounts payable	2,325	3,087
Total liabilities	2,325	3,087

NET ASSETS AVAILABLE FOR BENEFITS	$8,229,531	$8,944,760
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands)

	2018	2017

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$8,944,760	$7,770,309
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	381,590	346,297
Employer contributions (Note 1):	166,996	131,475
Participant rollovers	10,533	18,706
Interest and dividend income	56,229	49,432
Total additions	615,348	545,910

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(571,157)	(427,087)
Administrative expenses (Note 2)	(9,678)	(9,230)
Total deductions	(580,835)	(436,317)

OTHER CHANGES IN NET ASSETS — Net appreciation (depreciation) in fair
value of investments	(750,387)	1,064,858

NET INCREASE (DECREASE) IN NET PLAN ASSETS — Before plan transfers	(715,874)	1,174,451

NET TRANSFERS INTO PLAN:
Transfers due to plan merger (Note 1)	645	—

NET INCREASE (DECREASE) IN NET ASSETS	(715,229)	1,174,451

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$8,229,531	$8,944,760

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN

General - The UPS 401(k) Savings Plan (the “Plan”) is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan documents for more complete information.
The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2018 Internal Revenue Service (IRS) yearly limit of $18,500, on a pretax and/or Roth after-tax basis ("Roth 401(k)") under the rules of Section 401(k) of the Internal Revenue Code (IRC). The Plan includes an auto-enrollment provision whereby certain newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in an age appropriate target date fund until changed by the participant. The contribution percentage will be increased 1% annually, as provided in the Plan documents, until it reaches 10% of eligible compensation. The Plan also allows for contributions to be made on an after-tax basis.
Transfers - UPS acquired Zone Solutions, LLC on August 28, 2017. As of January 1, 2018, Zone Solutions, LLC employees became eligible to participate in the Plan. On December 21, 2018, the Zone Solutions 401(k) Plan was legally merged with the UPS 401(k) Savings Plan. The amount transferred of $0.645 million is shown in the transfers due to plan merger line of the statements of changes in net assets available for benefits.
Employer Contributions - For employees hired and eligible to participate in the Plan on or before December 31, 2007, UPS makes “SavingsPlus” (as defined in the Plan documents) matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 5% of eligible compensation (excludes employees of UPS Freight). For UPS Freight employees, UPS makes SavingsPlus matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 2% of eligible compensation.
For employees hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after January 1, 2008, but before July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 3.5% of eligible compensation (excluding employees of UPS Freight). For UPS Freight employees, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.
For employees hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 6% of eligible compensation (excluding employees of UPS Freight). For UPS Freight employees, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.
All SavingsPlus matching contributions are automatically invested in UPS class A common stock. Employer matching contributions were $121.236 million and $114.322 million for 2018 and 2017, respectively.

The UPS Retirement Plan (a defined benefit pension plan sponsored by UPS) was closed to new non-union participants effective July 1, 2016. The Company amended the UPS 401(k) Savings Plan so that employees who do not participate in the UPS Retirement Plan receive a “UPS Retirement Contribution” (as defined in the Plan documents) in addition to the SavingsPlus matching contribution. For employees eligible to receive the UPS Retirement Contribution, UPS contributes 3% to 8% of eligible pay to the UPS 401(k) Savings Plan based on years of vesting service and business unit. Contributions are made annually in cash to the accounts of participants. Employer contribution amounts associated with this amendment of $43.232 million for 2018 and $17.153 million for 2017 were remitted on March 26, 2019 and March 6, 2018, respectively. These amounts are included in Receivables: Employer Contributions in the statements of net assets available for benefits.
On June 23, 2017, the Company amended the UPS 401(k) Savings Plan so that non-union employees who currently participate in the UPS Retirement Plan will, in addition to current benefits under the UPS 401(k) Savings Plan, earn a UPS Retirement Contribution beginning January 1, 2023. UPS will contribute 5% to 8% of eligible compensation to the UPS 401(k) Savings Plan based on years of vesting service and business unit. The amendment also provides for transition contributions for certain participants.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's contributions and SavingsPlus match are 100% vested at all times. Employees become 100% vested in the UPS Retirement Contribution after three complete years of service. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•	Participants may contribute up to 50% of their eligible compensation on a pretax basis or as a Roth 401(k), or any combination of the two, to the Plan.

•
Participants may defer up to 100% on a pretax basis of a Management Incentive Program (MIP)/International Management Incentive Program (IMIP) cash award. MIP/IMIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may elect to defer up to 100% of their discretionary day payout on a pretax and/or Roth 401(k) basis.

•	Participants may defer up to 100% of eligible compensation attributable to the Sales Incentive Program (SIP) bonus program on a pretax and/or Roth 401(k) basis.

•	Participants who are employed by Coyote Logistics, LLC may defer up to 100% of eligible compensation attributable to certain bonuses on a pre-tax and/or Roth 401(k) basis.

•	Participants may contribute an additional 5% of their eligible compensation on an after-tax basis to the Plan.

•
Participants age 50 and older, or who will turn 50 during the Plan year, are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to a maximum of $6,000 for 2018. The maximum catch-up contribution may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not rollover participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self‑managed account, participants can purchase mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan documents for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and related matching and nonelective contributions and investment gains and losses. Withdrawals and administrative expenses are deducted from the participant's account.
Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, upon termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions as stated above.

Forfeited Amounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan documents permit the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan documents, the account will be reinstated. In 2018, there were $2.528 million in total forfeitures, of which $2.421 million were nonvested amounts.
Notes Receivable from Participants - The Plan provides for loans only in cases of hardship or residential purchases. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.25% to 9.25% as of December 31, 2018. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - Voya Financial provides recordkeeping and administrative services to the Plan. State Street Bank and Trust Company serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. Bank of New York Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all marketable securities. The value of each share of UPS Class A common stock held by the Plan at December 31, 2018 and 2017, is equal to the price of a share of UPS Class B common stock as reported by the New York Stock Exchange as the Class A common stock is readily convertible on a 1:1 basis to Class B common stock. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2018 and 2017.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan documents. UPS provides certain accounting, audit, legal and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Personal advisor services are made available as an option for Plan participants seeking professional investment advice within their plan accounts. Personal advisor fees of the Plan are paid by the Plan as provided in the Plan documents. Administrative fees for 2018 and 2017 were as follows (in thousands):

	2018	2017
Investment advisory and management fees	$1,189	$1,888
Plan administrator fees	3,455	3,443
Personal advisor fees	5,034	3,899
Total administrative expenses	$9,678	$9,230

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan documents.
Excess Contributions Payable - The Plan is required to return contributions to participants in the event certain non‑discrimination tests defined under the IRC are not satisfied. During 2018, the Plan did not pass the Plan Limits Test (after-tax limits exceeded). During 2017, the Plan did not pass the non-discrimination requirements of IRC Section 402(g) (participants exceeded annual deferral limit) as well as the Plan Limits Test (after-tax limits exceeded). As a result, for the years ended December 31, 2018 and December 31, 2017, de minimis amounts of contributions were refundable to certain participants.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017 (in thousands):

	Fair Value Measurements at December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$307,725	$—	$—	$307,725
Mutual funds	47,043	—	—	47,043
Interest-bearing cash	1,729	—	—	1,729
Common and collective trusts:
Equity funds	—	3,790,834	—	3,790,834
Fixed-income funds	—	838,561	—	838,561
Lifestyle funds	—	1,441,178	—	1,441,178
Multi-asset funds	—	51,712	—	51,712
U.S. government securities	—	288,823	—	288,823
UPS stock fund	1,326,025	—	—	1,326,025
Total investments — at fair value	$1,682,522	$6,411,108	$—	$8,093,630

	Fair Value Measurements at December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$307,372	$—	$—	$307,372
Mutual funds	53,320	—	—	53,320
Interest-bearing cash	2,084	—	—	2,084
Common and collective trusts:
Equity funds	—	4,224,811	—	4,224,811
Fixed-income funds	—	715,765	—	715,765
Lifestyle funds	—	1,265,475	—	1,265,475
Multi-asset funds	—	343,142	—	343,142
U.S. government securities	—	301,060	—	301,060
UPS stock fund	1,627,236	—	—	1,627,236
Total investments — at fair value	$1,990,012	$6,850,253	$—	$8,840,265
* The investments within the self-managed accounts include a variety of categories of common stock and mutual funds.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2018 and 2017, there were no transfers between levels.

The fair value of the Plan's investments in collective trust funds is readily determinable as the net asset value per share as provided by the trustee. This fair value is published daily to the Plan's participants and forms the basis for transactions in the collective trust funds. There are no unfunded commitments for these funds, the redemption frequency is immediate and there are no other redemption restrictions.

4.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed UPS by a letter dated February 22, 2016, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

5.	PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by State Street Global Advisors or the BlackRock Institutional Trust Company. State Street Bank and Trust Company, Voya Financial, and TD Ameritrade are the trustee, recordkeeper, and self-managed account service provider respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $3.455 million and $3.443 million for the years ended December 31, 2018 and 2017, respectively. Fees paid by the Plan for investment management services were $1.189 million and $1.888 million for the years ended December 31, 2018 and 2017, respectively. Fees paid by the Plan for personal advisor services were $5.034 million and $3.899 million for the years ended December 31, 2018 and 2017, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as exempt party-in-interest transactions. As of December 31, 2018 and 2017, the Plan held 13,596,073 and 13,657,035 shares of UPS common stock with a fair value of $1,326.025 and $1,627.236 million and a cost basis of $1,203.035 and $1,138.210 million, respectively. During the years ended December 31, 2018 and 2017, the Plan recorded dividend income on UPS common stock of $49.823 and $46.411 million, respectively.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2018 and 2017, is as follows (in thousands):

	2018	2017
Net assets available for benefits per the financial statements	$8,229,531	$8,944,760
Adjustment for deemed distributions from participant loans	(1,095)	(1,023)
Net assets available for benefits per Form 5500	$8,228,436	$8,943,737

Net increase (decrease) in plan assets per the financial statements	$(715,229)	$1,174,451
Transfers due to plan merger (Note 1)	(645)	—
Adjustment for deemed distribution income (loss) from participant loans	(72)	65
Total income per Form 5500	$(715,946)	$1,174,516

SUPPLEMENTAL SCHEDULES

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value (in thousands)
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	1,728,846	shares	**	$1,729

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	BlackRock Government Short-Term Investment Fund	212,209,856	units	**	212,210
*	BlackRock Short-Term Investment Fund	2,009,390	units	**	2,009
*	BlackRock US Debt Index Fund	20,089,652	units	**	625,104
*	BlackRock Emerging Markets Non-US Equity Fund	14,503,281	units	**	153,498
*	BlackRock Extended Equity Index Fund	19,360,075	units	**	1,146,755
*	BlackRock World ex US Index Fund	19,315,641	units	**	541,286
*	BlackRock Equity Index Fund F	40,773,750	units	**	1,948,533
*	BlackRock Short Term Bond Index Fund	26,513,543	units	**	288,823
*	BlackRock UPS Strategic Completion Fund	4,878,066	units	**	51,712
*	State Street Bank & Trust SSGA Aged Based Income Fund	4,758,965	units	**	86,585
*	State Street Bank & Trust SSGA Aged Based 2015 Fund	6,079,056	units	**	114,651
*	State Street Bank & Trust SSGA Aged Based 2020 Fund	7,131,588	units	**	159,034
*	State Street Bank & Trust SSGA Aged Based 2025 Fund	15,304,152	units	**	316,490
*	State Street Bank & Trust SSGA Aged Based 2030 Fund	5,469,692	units	**	128,926
*	State Street Bank & Trust SSGA Aged Based 2035 Fund	11,538,385	units	**	238,925
*	State Street Bank & Trust SSGA Aged Based 2040 Fund	3,775,617	units	**	90,996
*	State Street Bank & Trust SSGA Aged Based 2045 Fund	6,575,195	units	**	139,999
*	State Street Bank & Trust SSGA Aged Based 2050 Fund	5,648,972	units	**	97,767
*	State Street Bank & Trust SSGA Aged Based 2055 Fund	3,054,582	units	**	52,600
*	State Street Bank & Trust SSGA Aged Based 2060 Fund	1,315,523	units	**	15,205
	Total common and collective trust investments				6,411,108

*	United Parcel Service, Inc.	13,596,073 shares of Class A Common Stock		**	1,326,025

	Investments in self-managed accounts			**	354,768

	Total investments at fair value				$8,093,630
*	Various notes receivable from participants	Interest rates between 4.25% – 9.25% and maturities ranging up to 15 years			44,081
	Total notes receivable from participants and investments at fair value				$8,137,711

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
AS OF DECEMBER 31, 2018

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Single Transactions:
BlackRock	BlackRock US Debt Index Fund/ Blackrock Extended Equity Index Fund	$—	$865,749,156	$865,749,156	$865,749,156	$—
BlackRock	BlackRock US Debt Index Fund/ Blackrock Extended Equity Index Fund	$865,749,156	$—	$—	$865,749,156	$—
BlackRock	BlackRock World ex US Index Fund	$—	$605,237,573	$465,062,763	$605,237,573	$140,174,810
BlackRock	BlackRock US Debt Index Fund	$—	$488,989,277	$474,931,761	$488,989,277	$14,057,516
BlackRock	State Street Bank & Trust Standard & Poor’s Midcap Fund/ BlackRock Extended Equity Index Fund	$—	$847,183,917	$377,224,375	$847,183,917	$469,959,542
BlackRock	BlackRock Extended Equity Index Fund	$—	$508,736,447	$250,795,107	$508,736,447	$257,941,340
BlackRock	BlackRock US Debt Index Fund	$465,002,649	$—	$—	$465,002,649	$—
BlackRock	BlackRock Extended Equity Index Fund	$1,366,649,615	$—	$—	$1,366,649,615	$—
BlackRock	BlackRock World ex US Index Fund	$605,237,573	$—	$—	$605,237,573	$—

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Series Transactions:
State Street	State Street Bank & Trust Short-Term Investment Fund	$246,751,666	$247,792,739	$247,792,739	$494,544,405	$—
BlackRock	BlackRock US Debt Index Fund	$981,480,764	$979,471,374	$979,471,374	$1,960,952,139	$—
BlackRock	State Street Bank & Trust Standard & Poor’s Midcap Fund/ BlackRock Extended Equity Index Fund	$13,587,003	$889,323,108	$396,086,414	$902,910,111	$493,236,694
BlackRock	BlackRock World ex US Index Fund	$23,836,988	$629,453,924	$483,783,790	$653,290,912	$145,670,134
BlackRock	BlackRock US Debt Index Fund	$37,896,782	$582,034,571	$565,088,404	$619,931,353	$16,946,167
BlackRock	BlackRock Extended Equity Index Fund	$19,476,772	$548,631,231	$271,850,750	$568,108,004	$276,780,482
BlackRock	BlackRock US Debt Index Fund	$642,931,332	$25,892,010	$26,034,524	$668,823,342	$(142,514)
BlackRock	BlackRock Extended Equity Index Fund	$1,420,219,612	$92,384,451	$93,821,371	$1,512,604,063	$(1,436,920)
BlackRock	BlackRock World ex US Index Fund	$667,355,780	$32,739,868	$34,627,731	$700,095,647	$(1,887,864)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 25, 2019	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP.